Mail Stop 4561

      October 11, 2005

Akhee Rahman
President and Chief Executive Officer
Eastern Services Holdings, Inc.
269 S. Beverly Drive, #732
Beverly Hills, CA 90212-3851

	Re:	Eastern Services Holdings, Inc.
		Registration Statement on Form SB-2
		Filed on September 19, 2005
		File No. 333-128415

Dear Mr. Rahman:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not contain comparable deficiencies. We have noted the following deficiencies, among other matters.

FORM SB-2

General
1. The notes to your financial statements and other portions of the document refer to a completely separate company, Grant Enterprises.
Revise your disclosure concerning all events that are necessary to provide adequate information about the financial condition of your company and the risks of the common stock ownership to investors. As we expect your notes to the financial statements and disclosure in other related parts of your document to materially change, we expect to have substantial further comments when you file an amended document.
2. We note your address as listed on the front cover of the registration statement, and elsewhere in the prospectus, does not match the business address you provided on EDGAR. Please revise to provide consistent disclosure regarding your business address and phone number.

PART II

Signatures
3. Revise your signature page to identify your controller or principal accounting officer or indicate which signatories are performing similar functions. See the instructions for signatures contained in Form SB-2.

Exhibit 5.1 - Legality Opinion
4. We note that this opinion relates to the issuance of shares by Grant Enterprises, Inc. Please have counsel revise to opine on the offering in this registration statement.

*	*	*	*	*

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing

	If you have any questions regarding accounting issues, please call Jason Niethamer at (202) 551-3855. If you have any other questions, please call Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3735.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director


cc:	Via Facsimile (732) 577-1188
	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	Telephone: (732) 409-1212
??

??

??

??

Akhee Rahman
Eastern Services Holdings, Inc.
October 11, 2005
Page 1